Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

VIA EDGAR

January [26], 2023

Min S. Oh, Esq.

Christina Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File No.:	033-268967
	Funds:	LVIP JPMorgan Core Bond Fund, LVIP JPMorgan Mid Cap Value Fund, LVIP JPMorgan Small Cap Core Fund, and LVIP JPMorgan U.S. Equity Fund (the “Acquiring Funds”)

Dear Ms. Fettig and Mr. Oh:

This letter responds to your comments, provided via phone on January 11, 18, and 24 2023, respectively, to the Registrant’s registration statement filed on Form N-14 on December 22, 2022, under Rule 488(a) under the Securities Act of 1933 (the “Registration Statement”). The Registration Statement was filed to solicit proxies and to register shares of each Acquiring Fund for its acquisition of a corresponding series of the JPMorgan Insurance Trust, specifically JPMorgan Insurance Trust Core Bond Portfolio, JPMorgan Insurance Trust Mid Cap Value Portfolio, JPMorgan Insurance Trust Small Cap Core Portfolio, and JPMorgan Insurance Trust U.S. Equity Portfolio (the “Acquired Funds”). The Acquiring Funds are series of the Registrant.

The following are your comments and the Registrant’s responses.

1)	Where a a comment applies to text in one location, roll the response through other locations as applicable.

a)	The requested revision has been made.

2)

In response to the question, “What effect will a Reorganization have on me as a shareholder of Contract Owner of a JPMorgan Portfolio?” on p. 2, modify language to reflect that post-reorganization expense ratios are expected to be lower than those of the Acquired Funds.

a)	The requested revision has been made.

3)

In response to the question, “What effect will a Reorganization have on me as a shareholder of Contract Owner of a JPMorgan Portfolio?” on p. 2, explain the share selection rationale in the reorganization.

a)	The requested revision has been made. The following text has been added:

The Service Class of each Acquiring Fund was chosen to be exchanged for Class 2 of the corresponding JPMorgan Portfolio as both classes are subject to the same level of Rule 12b-1 fee.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

The Standard Class of each Acquiring Fund was chosen to be exchanged for Class 1 of the corresponding JPMorgan Portfolio as neither are subject to a Rule 12b-1 fee.

4)

On p. 2 of the combined proxy statement/prospectus, please address the $0.01 difference in valuation between the Standard Class of the LVIP JPMorgan Core Bond Fund and Class 1 of the JPMorgan Core Bond Portfolio.

a)	The requested revision has been made. The section has been modified as follows:

If shareholders approve the Agreement and certain other closing conditions are satisfied or waived, the value of the Acquiring Fund shares that you will receive upon the closing of the Reorganization will be the same as the value of the shares of the JPMorgan Portfolio that you held immediately prior to the Reorganization, with the potential exception of the JPMorgan Insurance Trust Core Bond Portfolio reorganization into the LVIP JPMorgan Core Bond Fund. For that reorganization, the use by the Acquiring Fund and the JPMorgan Portfolio of different pricing vendors may cause the values of the respective Funds’ shares to vary slightly higher or lower on the date of the Reorganization. We do not believe that changes due to the differences in the valuation vendors will have a material impact on the value of a shareholder’s investment. As of November 22, 2022, the differences in valuation vendors would cause the value of the Standard Class of the LVIP JPMorgan Core Bond Fund shares you receive in the Reorganization to be approximately $0.01 per share lower than the value of your JPMorgan Core Bond Portfolio shares immediately prior to the Reorganization.

5)	On p. 5 of the combined proxy statement/prospectus, please clarify that expenses are after applicable waivers have been applied, if any, and carry this edit throughout the remainder of the document.

a)	The requested revision has been made.

6)	Confirm in correspondence that expenses in the expense tables represent current fees per item 3 of form N-14.

a)	Expenses represent current fees per item 3 of form N-14.

7)	Modify footnote two for each fee table to reflect that pro forma fees and expenses are estimated.

a)	The requested revisions have been made.

8)	Confirm in correspondence that the applicable change in accountant disclosure will be included in future filings as referenced in Dear CFO Item 1998-04.

a)	Confirmed.

9)

Describe in narrative the difference(s) in valuation policies that resulted in a $0.01 valuation difference in Class 1 of the JPMorgan Core Bond Portfolio and the Standard Class shares of the LVIP JPMorgan Core Bond Fund.

a)	The requested revisions have been made. The following text has been added, with similar text added in other locations that discuss valuation of shares in the Reorganization:

If shareholders approve the Agreement and certain other closing conditions are satisfied or waived, the value of the Acquiring Fund shares that you will receive upon the closing of the Reorganization will be the same as the value of the shares of the JPMorgan Portfolio that you

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

held immediately prior to the Reorganization, with the potential exception of the JPMorgan Insurance Trust Core Bond Portfolio reorganization into the LVIP JPMorgan Core Bond Fund. For that reorganization, the use by the Acquiring Fund and the JPMorgan Portfolio of different pricing vendors may cause the values of the respective Funds’ shares to vary higher or lower on the date of the Reorganization. We do not believe that changes due to the differences in the valuation vendors will have a material impact on the value of a shareholder’s investment. As of November 22, 2022, the differences in valuation vendors would cause the value of the Standard Class of the LVIP JPMorgan Core Bond Fund shares you receive in the Reorganization to be approximately $0.01 per share lower than the value of your JPMorgan Core Bond Portfolio shares immediately prior to the Reorganization.

10)	On p. 19 of the combined proxy statement/prospectus, confirm whether portfolio repositioning is expected as a result of the reorganization.

a)

The requested revision has been made. The registration statement now discloses that “it is currently expected that no portfolio repositioning or de minimus portfolio repositioning will be required to consummate the Reorganizations.”

11)	Delete the reference to pro forma financial information, under the heading “Incorporation of Documents by Reference,” in the statement of additional information.

a)	The requested revision has been made.

12)	In the Notice, define the term “Record Date”

a)	The requested revision has been made.

13)	Throughout the Registration Statement, where helpful to avoid confusion, clarify that only Class 1 Shares of the JPMorgan Insurance Trust Mid Cap Value Portfolio are involved in a Reorganization.

a)

The requested revision has been made as applicable. In general, we do not believe it is useful to repeatedly restate that only Class 1 Shares of the JPMorgan Insurance Trust Mid Cap Value Portfolio are involved in a Reorganization because each class’s shareholders are provided the information applicable to their Reorganization.

14)

Under “Are there any significant differences between the advisory fee or total annual fund operating expenses of the JPMorgan Portfolios and their corresponding Acquiring Funds?”, address both gross and net expenses.

a)	The requested revision has been made. For each Reorganization, both gross and net expenses are lower for the Acquiring Fund.

15)

Under “Will any JPMorgan Portfolio or Acquiring Fund pay the costs of this proxy solicitation or any costs in connection with the proposed Reorganizations?”, note whether there will be repositioning costs.

a)	The requested revision has been made. None of the Funds will bear repositioning costs.

16)	On the cover page of the proxy statement/prospectus, include the contact information for the Trust.

a)	The requested revision has been made.

17)	Throughout the Registration Statement, remove disclosure providing instructions on where to obtain acquiring fund documents that are incorporated by reference.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

a)

The requested revision has been made. We note that the SAI to the N-14 is among the documents listed, and “SAI” is defined to refer to the SAI to the N-14, so shareholders may have need for the contact information for the Trust in order to request a copy of the SAI.

18)	Under “Reasons for the Reorganizations” and similar other sections, disclose any adverse considerations.

a)

The disclosure includes the considerations of the board of trustees regardless of whether they are favorable or adverse. The registrant believes that the disclosure accurately summarizes the factors considered by the board in consultation with their independent counsel.

19)

Under “Comparison of Investment Objectives and Principal Investment Strategies”, highlight any differences where it says “Each Acquiring Fund has substantially similar principal investment strategies as its corresponding JPMorgan Portfolio”.

a)	The requested revision has been made. No material differences exist.

20)	In the summary, discuss any differences in distribution and purchase procedures, exchange rights, and redemption procedures.

a)	The requested revision has been made. We now explicitly state that the applicable policies are those of the applicable insurance company.

21)	In the summary, discuss the primary federal tax and other consequences to the security holders.

a)

This is discussed under the heading “What are the expected federal income tax consequences of the Reorganizations?”. Each Reorganization is intended to qualify for tax-free treatment. In addition, on p. 2 of the proxy statement/prospectus, disclosure states, “Each Reorganization is intended to be a tax-free reorganization for federal income tax purposes, meaning that you should not be required to pay any federal income tax as a direct result of the Reorganization.”    In addition, under “Federal Income Tax Consequences,” the proxy statement/prospectus includes a lengthy and detailed description of the tax opinion to be issued for each Reorganization.

22)	In the introduction to the comparison of risks, highlight any material differences. Move the comparison of risks to immediately after the fee tables per item 3(c) of Form N-14.

a)	The requested revision has been made. The principal risks of each Acquiring Fund are substantially identical to those of its corresponding JPMorgan Portfolio.

23)	In the comparison of fundamental investment restrictions, highlight any material differences.

a)	The requested revision has been made. The comparison now describes the differences in their fundamental policies with respect to loans.

24)	On p. 7, change the reference to “Acquiring Funds’ Statements of Additional Information” to be to the SAI to this N-14 filing, not the Trust’s N-1A SAI.

a)	The requested revision has been made.

25)	File the applicable waiver agreement(s) as exhibits to the N-14.

a)	The expense limitation agreement for the shell funds will be included as an exhibit to the N-14. The agreements for the JPM Portfolios are filed with their registration statement.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

26)	Confirm that for the fee tables, the acquiring fund’s current fee table is the same as the pro forma fee table.

a)	Confirmed.

27)	Before the expense tables, include a sentence summarizing the comparisons.

a)

The requested revision has been made. In summary, as shown in the fee tables, each Acquiring Fund pays the same management fees as the corresponding JPMorgan Portfolio and has lower operating expenses than its corresponding JPMorgan Portfolio.

28)	Confirm that the portfolio manager bios include the required information for the last 5 years.

a)	Confirmed.

29)

Under “Comparison of Purchase and Redemption Procedures and Exchange Privileges”, confirm that the last sentence of the second paragraph (stating “You do not buy, sell or exchange Fund shares directly”) applies to both Acquiring Funds and JPMorgan Portfolios.

a)	The term “Fund” is defined to include both sets of funds, so the sentence does apply to both Acquiring Funds and JPMorgan Portfolios.

30)	Provide disclosure responsive to Form N-14 item 5(a) [tax information and whether a shareholder vote is required for change in investment objectives].

a)

The requested revision has been made. “Tax Information” has been added before “Payments to Broker-Dealers and other Financial Intermediaries.” The disclosure under “Comparison of Investment Objectives and Principal Investment Strategies” discloses that JPMorgan Insurance Trust Core Bond Portfolio and the JPMorgan Trust Mid Cap Value Portfolio have fundamental (i.e., changeable only with shareholder approval) investment policies regarding their investment objectives.

31)	Insert the full prospectus disclosure per Item 11(e)(4) of form N-1A.

a)	The requested revision has been made under “Market Timing.”

32)	In “Comparison of Dividend and Distribution Policies and Fiscal Years” highlight of any differences or disclose that such policies and facts are substantially similar.

a)	The requested revision has been made. The policies are substantially similar. The Registration Statement already disclosed that the fiscal years are the same.

33)	Confirm that the tax opinion will be filed subsequently.

a)	The tax opinion will be issued upon the closing of the Reorganizations and will be filed thereafter.

34)	Under “INFORMATION ON VOTING” second paragraph, confirm that the three methods of revoking a vote reconcile with the last method disclosed on the last page of the notice.

a)	The requested revision has been made.

35)	Under “INFORMATION ON VOTING”, remove duplicative disclosure regarding unmarked proxy cards.

a)	The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

36)	Under “Vote Necessary to Approve the Agreement”, confirm whether approval of the Proposal requires the affirmative vote of a majority of the shares voted versus a “1940 Act” majority.

a)	The requirement is a simple majority.

37)

Under “COMPARISON OF INVESTMENT ADVISORY FEES”, include a statement that a discussion regarding the basis for the Board approving the advisory contracts of the funds is available in the fund’s annual/semiannual report (per item 10(a)(1)(iii) of Form N-1A).

a)	The requested revision has been made.

38)	In the Statement of Additional Information, the cover page should refer to the Acquiring Trust.

a)	The requested revision has been made.

39)	Update the date of the securities opinion in Exhibit 11(c) of Part C.

a)	The requested revision has been made.

40)

Remove from the securities opinion the statement that “We note that we are not licensed to practice law in the State of Delaware, and to the extent that any opinion herein involves the laws of the State of Delaware, such opinion should be understood to be based solely upon our review of the documents referred to above and the published statutes of the State of Delaware. The opinion expressed herein is solely for your benefit and may not be relied on in any manner or for any purpose by any other person.”

a)	The requested revision has been made.

41)	Provide an updated auditor consent referencing the Trust.

a)	The requested revision has been made.

42)	Update the signatures to the registration statement to reflect the applicable power of attorney.

a)	The requested revision has been made.

43)	In Part C, add Item 18 even if inapplicable.

a)	The requested revision has been made.

44)	In Part C, add undertakings per Item 17.

a)	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Senior Counsel – Funds Management

Enclosures

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Sharon Alyanakian

Teriana Griggs

Anthony Geron, Esq.

Kiesha Astwood-Smith, Esq.